SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Sequans Communications S.A.

(Name of Issuer)

Ordinary shares, nominal value €0.02

(Title of Class of Securities)

817323108 (American Depositary Shares, each representing four ordinary shares)

(CUSIP Number)

Sophie Paquin
Bpifrance Participations S.A.

27-31, avenue du Général Leclerc
94710 Maisons-Alfort Cedex
France

+33 1 53 89 87 89

With copy to:

Linda A. Hesse
Jones Day

2, rue Saint Florentin
75001 Paris

France

+33 1 56 59 39 39

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 2, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 817323108

1	Name of Reporting Person Caisse des Dépôts (formerly known as “Caisse des Dépôts et Consignations (CDC)”)

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization France

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 12,085,560

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 12,085,560

11	Aggregate Amount Beneficially Owned by Each Reporting Person 12,085,560

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 12.6%

14	Type of Reporting Person OO

CUSIP No. 817323108

1	Name of Reporting Person Bpifrance Participations S.A.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization France

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 12,085,560

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 12,085,560

11	Aggregate Amount Beneficially Owned by Each Reporting Person 12,085,560

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 12.6%

14	Type of Reporting Person OO

CUSIP No. 817323108

1	Name of Reporting Person Bpifrance S.A.(formerly known as “BPI-Groupe (bpifrance)”)

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization France

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 12,085,560

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 12,085,560

11	Aggregate Amount Beneficially Owned by Each Reporting Person 12,085,560

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 12.6%

14	Type of Reporting Person OO

CUSIP No. 817323108

1	Name of Reporting Person EPIC Bpifrance (formerly known as “EPIC BPI-Groupe”)

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization France

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 12,085,560

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 12,085,560

11	Aggregate Amount Beneficially Owned by Each Reporting Person 12,085,560

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 12.6%

14	Type of Reporting Person OO

This Amendment No. 4 relates to the ordinary shares, nominal value €0.02 per share, (“Ordinary Shares”) of Sequans Communications S.A., a société anonyme incorporated in France (the “Issuer”) and amends the Schedule 13D filed on November 21, 2013, as amended by Amendment No. 1 filed on December 24, 2015, Amendment No. 2 filed on September 20, 2016 and Amendment No. 3 filed on January 18, 2018 (as amended, the “Schedule 13D”). Unless otherwise indicated, all capitalized terms used but not defined herein have the meaning ascribed to such terms in the Schedule 13D.

Item 1. Security and Issuer.

Item 1 of the Schedule 13D is amended and restated as follows:

This Statement on Schedule 13D relates to the ordinary shares, nominal value €0.02 per share, (“Ordinary Shares”) of Sequans Communications S.A., a société anonyme incorporated in France (the “Issuer”). The Ordinary Shares are represented by American Depositary Shares (“ADSs”), each ADS representing a number of Ordinary Shares established from time to time in accordance with the requirements of the Deposit Agreement among the Issuer, The Bank of New York Mellon, as depositary, and the owners and holders of ADSs (the “Deposit Agreement”).  As of the date of this Amendment No. 4, each ADS represents four Ordinary Shares. The Issuer’s principal executive offices are located at 15-55, boulevard Charles de Gaulle, 92700 Colombes, France.

Item 2. Identity and Background.

Item 2 is hereby amended and restated as follows:

This Statement on Schedule 13D is filed jointly by (i) the Caisse des Dépôts, a French special public entity (établissement special) (“CDC”), (ii) Bpifrance Participations S.A., a société anonyme incorporated under the laws of the Republic of France (“Bpifrance Participations”), (iii) Bpifrance S.A., a société anonyme incorporated under the laws of the Republic of France and (iv) EPIC Bpifrance, a French public institution of industrial and commercial nature (“EPIC”). CDC, Bpifrance Participations, Bpifrance S.A. and EPIC are referred to herein collectively as the “Reporting Persons.” The principal address for CDC is 56, rue de Lille, 75007 Paris, France. The principal address for Bpifrance Participations, Bpifrance S.A. and EPIC is 27-31, avenue du Général Leclerc, 94710 Maisons-Alfort Cedex, France.

Bpifrance Participations is a French public investment fund specializing in the business of equity financing via direct investments or fund of funds. Bpifrance Participations is a wholly-owned subsidiary of Bpifrance S.A., a French financial institution especially created for this purpose. CDC and EPIC each hold 50% of the share capital of Bpifrance S.A. and jointly control Bpifrance S.A. CDC is principally engaged in the business of long-term investments. EPIC, a French public institution of industrial and commercial nature, is principally engaged in the business of banking finance.

As of the date hereof, Bpifrance Participations holds directly 12,085,560 Ordinary Shares, held in the form of ADSs. As of the date hereof, none of Bpifrance S.A., CDC and EPIC holds any ADSs or Ordinary Shares directly. Bpifrance S.A. may be deemed to be the beneficial owner of 12,085,560 Ordinary Shares, indirectly through its sole ownership of Bpifrance Participations. CDC and EPIC may be deemed to be the beneficial owner of 12,085,560 Ordinary Shares, indirectly through their joint ownership and control of Bpifrance S.A.

Attached as Appendices A, B, C and D to Item 2 is information concerning the executive officers and directors of Bpifrance Participations, Bpifrance S.A., CDC and EPIC, respectively, required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D.

None of the Reporting Persons, nor, to the best of their knowledge, any of the persons referred to in Appendices A, B, C and D to Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated as follows:

Bpifrance Participations obtained the funds for the shareholder loan described in Item 6 to this Schedule 13D from working capital.

Item 4. Purpose of Transaction.

Item 4 is amended and restated as follows:

All of the Ordinary Shares held of record by the Reporting Persons, as reported herein were acquired for investment purposes.  The Reporting Persons from time to time intend to review their investment in the Issuer on the basis of various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s ADSs in particular, as well as other developments and other investment opportunities. Based upon such review, the Reporting Persons will take such actions in the future as the Reporting Persons may deem appropriate in light of the circumstances existing from time to time, which may include further investment in the Issuer or the disposition of Ordinary Shares currently held by the Reporting Persons (in each case, in the open market, in privately negotiated transactions or in any other manner permitted by applicable law). The Reporting Persons retain the right to change their investment intent from time to time.  The Reporting Persons may engage from time to time in ordinary course transactions with financial institutions with respect to the securities described herein.

                                                In connection with a purchase of ADSs by Bpifrance Participations on September 20, 2016, Dr. Georges Karam, chairman of the board of directors and chief executive officer of the Issuer, made certain undertakings to Bpifrance Participations in a letter dated September 14, 2016, (the “Undertaking”). Pursuant to the Undertaking, Dr. Karam has agreed to support the designation of a director by Bpifrance Participations to serve on the Issuer’s board of directors for so long as Bpifrance Participations and its affiliates beneficially owns at least 5% of the outstanding Ordinary Shares or voting rights of the Issuer. Bpifrance Participations has designated Ms. Mailys Ferrère, the director of the Large Venture Investments Department of Bpifrance Participations, as its representative. Ms. Ferrère was elected to the Issuer’s board of directors at the combined ordinary and extraordinary meeting of shareholders held on June 30, 2017 and will be nominated for an additional 3-year term, subject to a vote of the majority of the shareholders present or represented at the combined ordinary and extraordinary meeting of shareholders to be held in 2020. The description of the Undertaking is qualified in its entirety by the terms of the Undertaking, which is filed as Exhibit 99.1 to the Schedule 13D filed on September 20, 2016, and is incorporated herein by reference.

The information set forth in Item 6 of this Statement is incorporated herein by reference.

Except as set forth in this Schedule 13D, the Reporting Persons have no present plans, proposals or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and restated as follows:

(a) See the information contained on the cover pages of this Schedule 13D, which is incorporated herein by reference.

Bpifrance Participations directly holds 12,085,560 Ordinary Shares, held in the form of ADSs. Bpifrance S.A. may be deemed to be the beneficial owner of 12,085,560 Ordinary Shares, indirectly through its ownership of Bpifrance Participations. CDC and EPIC may be deemed to be the beneficial owner of 12,085,560 Ordinary Shares, indirectly through their joint ownership and control of Bpifrance S.A.

The percentage of Ordinary Shares beneficially owned by each Reporting Person is based on 95,784,174 outstanding Ordinary Shares of the Issuer as set out in the Issuer’s annual report filed pursuant to Section 13 of 15(d) with the Securities and Exchange Commission on March 30, 2020.

(b) See the information contained on the cover pages of this Schedule 13D, which is incorporated herein by reference.

(c) The information contained in Item 6 is hereby incorporated by reference.  Except for such transaction, there have been no reportable transactions with respect to the Ordinary Shares or ADSs of the Issuer within the last 60 days by the Reporting Persons.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended and restated as follows:

Undertaking

The information in the second paragraph of Item 4 regarding the Undertaking is incorporated herein by reference.

Shareholder Loan Agreement

On April 2, 2020, the Issuer entered into a Shareholder Loan Agreement (the “Shareholder Loan Agreement”) with Bpifrance Participations, as lender, providing for an unsecured shareholder loan (the “Loan”) in an aggregate principal amount of $2.2 million. The Loan shall accrue interest at 4.0% per annum.  Outstanding principal and all accrued and unpaid interest under the Loan shall, if not repaid in full before that date, become due on December 31, 2020 (the “Maturity Date”) unless the Maturity Date is extended by Bpifrance Participations, at its sole discretion, to a date which shall be no later than June 30, 2021 (in which case, “Maturity Date” will be deemed to be such later date).

If the Issuer consummates an issuance of ADSs on or before the Maturity Date the Loan shall, in the case of an offering of $15.0 million, and may in Bpifrance Participations’ discretion, in the case of an offering of less than $15.0 million, be satisfied by the issuance of ADSs to Bpifrance Participations in such offering based on the subscription price per ADS in such offering.  In the event that the Loan has not been repaid in full on or prior to the Maturity Date and its outstanding principal amount then equals no less than $1.0 million, the outstanding balance of the Loan shall be converted into a convertible note (the “Note”), the terms of which are set forth in the Form of Convertible Note Agreement and the Form of Convertible Note, each included in the Shareholder Loan Agreement.  The initial conversion rate for the Note, if issued, shall be determined using the 20-trading day volume weighted average price of ADSs on the New York Stock Exchange immediately preceding the Maturity Date or, as the case may be, delivery by Bpifrance Participations of a conversion notice with respect to the conversion of the Loan into the Note, increased by a premium of 20%.  The Note would have a maturity date of April 30, 2024, and interest would accrue at the rate of 7% per year, paid in kind.

The above description is qualified in its entirety by the terms of the Loan, including customary registration rights and the terms set forth in the Form of Convertible Note Agreement and Form of Convertible Note, which is filed as Exhibit 99.1 to this Amendment to the Schedule 13D, which is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

Exhibit 99.1.  Shareholder Loan Agreement, dated as of April 2, 2020, by and between Sequans Communications and Bpifrance Participations, including the Form of Convertible Note Agreement and Form of Convertible Note.

Exhibit 99.2: Power of Attorney — Caisse des Dépôts (incorporated by reference to Exhibit 99.2 to the Schedule 13D filed by Bpifrance Participations on April 12, 2018 relating to DBV Technologies S.A.).

Exhibit 99.3: Power of Attorney — Bpifrance Participations S.A. (incorporated by reference to Exhibit 1 to Amendment No. 1 to the Schedule 13D filed by Bpifrance Participations on February 8, 2018 relating to CGG).

Exhibit 99.4: Power of Attorney — EPIC Bpifrance (incorporated by reference to Exhibit 3 to Amendment No. 1 to the Schedule 13G filed by Bpifrance Participations on February 14, 2017 relating to Orange S.A.).

Exhibit 99.5: Power of Attorney — Bpifrance S.A. (incorporated by reference to Exhibit 2 to Amendment No. 2 to the Schedule 13D filed by Bpifrance Participations on September 7, 2017 relating to Constellium N.V.).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 3, 2020

CAISSE DES DÉPÔTS

By:	/s/ Eric Flammarion
Name:	Eric Flammarion
Title:	Head of Financial Investment Division

EPIC BPIFRANCE

By:	/s/ Sophie Paquin
Name:	Sophie Paquin
Title:	Director of Legal Affairs

BPIFRANCE S.A.

By:	/s/ Boubakar Dione
Name:	Boubakar Dione
Title:	Group Director of Legal Affairs

BPIFRANCE PARTICIPATIONS S.A.

By:	/s/ Sophie Paquin
Name:	Sophie Paquin
Title:	Director of Legal Affairs

APPENDIX A

Name, business address, present principal occupation or employment and place of citizenship of the directors and executive officers of

BPIFRANCE PARTICIPATIONS S.A.

The name, business address and present principal occupation or employment of each of the directors and executive officers of Bpifrance Participations S.A. are set forth below. The business address of each director and executive officer is Bpifrance Participations S.A., 27-31, avenue du Général Leclerc, 94710 Maisons-Alfort Cedex, France. Unless otherwise indicated, each director and executive officer is a citizen of France.

BOARD OF DIRECTORS

Name	Present Principal Occupation or Employment

NICOLAS DUFOURCQ	Director, Chairman, Chief Executive Officer of Bpifrance Participations, and Chief Executive Officer of Bpifrance

VIRGINIE FERNANDES	Director, head of the Strategic Holdings Department at Caisse des Dépôts

CATHERINE MAYENOBE	Director, Secretary General of the Caisse des Dépôts

VICTOIRE AUBRY	Director, Chief Financial Offier, Icade

JULIEN TOGNOLA	Director, head of the Industry department of the General Directorate for Companies of the Ministry of Economy and Finance

FREDERIC SAINT-GEOURS	Director, member of the supervisory board, SNCF

SOPHIE STABILE	Director, Founder, Révérence

FRENCH STATE, represented by CHARLES SARRAZIN	Director, in charge of shareholding interests in the Service & Finance sectors, Agence des Participations de l’Etat (French State Shareholding Agency)

CONSTANCE VALIGNY	Director, deputy director, Directorate of macroeconomic policies at the French Treasury (Ministry of Economy and Finance)

EXECUTIVE OFFICERS

Name	Present Principal Occupation or Employment

NICOLAS DUFOURCQ	Chief Executive Officer

PAUL-FRANÇOIS FOURNIER	Executive Director

PIERRE BENEDETTI	Chief Financial Officer

APPENDIX B

Name, business address, present principal occupation or employment and place of citizenship of the directors and executive officers of

BPIFRANCE S.A.

The name, business address and present principal occupation or employment of each of the directors and executive officers of Bpifrance S.A. are set forth below. The business address of each director and executive officer is Bpifrance S.A., 27-31, avenue du Général Leclerc, 94710 Maisons-Alfort Cedex, France. Unless otherwise indicated, each director and executive officer is a citizen of France.

DIRECTORS

Name	Present Principal Occupation or Employment

ERIC LOMBARD	Chairman, Chief Executive Officer of the Caisse des Dépôts

NICOLAS DUFOURCQ	Director, Chief Executive Officer of Bpifrance and Director, Chairman and Chief Executive Officer of Bpifrance Participations

MARTIN VIAL	Director, Chairman of the Agence des Participations de l’Etat (French State Shareholding Agency)

CLAIRE CHEREMETINSKI	Director, Head of Department of Bilateral and International Matters at the French Treasury (Ministry of Economy and Finance)

GUIILLAUME BOUDY	Director, General Secretary for Investment

DIANE SIMIU	Director, deputy of the general commissioner for sustainable development at the Ministry for economic and solidarity transition

OLIVIER SICHEL	Director, Deputy Executive Officer of the Caisse des Dépôts

VIRGINIE CHAPRON-DU JEU	Director, Group Finance Director of the Caisse des Dépôts

CAROLE ABBEY	Director, in charge of strategic holdings at Caisse des Dépôts

CLAIRE DUMAS	Director, deputy Finance Director of Group Société Générale

BERNARD DELPIT	Director, Chief Financial Officer of Group Safran

BARBARA LAVERNOS	Director, Chief Technology and Operations Officer at L’Oreal

HAROLD HUWART	Director, Vice-president of the Regional Council of Centre-Val-de-Loire, in charge of the economy, farming and associations

ANNABEL ANDRE-LAURENT	Director, Vice-president of the Regional Council of Auvergne-Rhône-Alpes, delegate for the economy and companies

MARIE DELEAGE	Director representing the employees of Bpifrance

PHILIPPE BAYEUX	Director representing the employees od Bpifrance

APPENDIX C

Name, business address, present principal occupation or employment and place of citizenship of the directors and executive officers of

CAISSE DES DÉPÔTS

The name, business address and present principal occupation or employment of each of the members of the Management Committee of Caisse des Dépôts are set forth below. The business address of each director and executive officer is Caisse des Dépôts, c/o 56, rue de Lille, 75007 Paris, France. Unless otherwise indicated, each such person is a citizen of France.

MANAGEMENT COMMITTEE

Name	Present Principal Occupation or Employment

ERIC LOMBARD	Chief Executive Officer

OLIVIER MAREUSE	Chief Investment Officer - Savings Fund Director

OLIVIER SICHEL	Deputy Chief Executive Officer of Caisse des Dépôts

SOPHIE QUATREHOMME	Group Corporate Communications Director

NICOLAS DUFOURCQ	Chief Executive Officer of Bpifrance

PAUL PENY	Group Human Resources Director

MICHEL YAHIEL	Pensions and Solidarity Director

NATHALIE TUBIANA	Risk Director

VIRGINIE CHAPRON-DU JEU	Group Finance Director

PIERRE CHEVALIER	Head of Legal and Tax Department

CATHERINE MAYENOBE	Secretary General

APPENDIX D

Name, business address, present principal occupation or employment and place of citizenship of the directors and executive officers of

EPIC BPIFRANCE

The name, business address and present principal occupation or employment of each of the directors and executive officers of EPIC Bpifrance are set forth below. The business address of each director and executive officer is EPIC Bpifrance, 27-31, avenue du Général Leclerc, 94710 Maisons-Alfort Cedex, France. Unless otherwise indicated, each director and executive officer is a citizen of France.

DIRECTORS

Name	Present Principal Occupation or Employment

CHRISTIAN BODIN	Chairman, Chief Executive Officer of EPIC Bpifrance

PIERRE-LOUIS AUTIN	Director, Head of department SITTAR at the Higher Education, Research and Innovation Ministry

ALBAN HAUTIER	Director, Deputy Director at the General Directorate for Budget of the Ministry of Economy and Finance

YANN POUËZAT	Director, Deputy Director at the Directorate of Financing, Industry and Market of the Ministry of Economy and Finance

SONIA BEURIER	Director, Deputy Director at the General Directorate for Companies of the Ministry of Economy and Finance

MARIE-ANNE LAVERGNE	Director, Investment Manager at the Agence des Participations de l’Etat (French State Shareholding Agency)

NAOMI PERES	Director, Deputy General Secretary for Investment